02 MAR -8 AM 8:50

March 5, 2002

The United States Securities and Exchange Commission
Office of International Corporate Finance
Room 3099
Mail Stop 3-7
450 Fifth Street, Nort
Washington, DC 2054
U.S.A.

02015751

SUPPL

Rule 12g3-2(b) Exemption of Sumitomo Metal Industries, Ltd.
File No. 82-3507

Dear sirs,

In connection with Sumitomo Metal Industries, Ltd.'s exemption, pursuant to Rule 12g3-2(b), from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(1)(iii), enclosed please find the following information:

1. Press Release dated February 27, 2002, (Alliance between Nippon Steel and Sumitomo Metals)
2. Press Release dated February 27, 2002, (Organizational Change Following the Introduction of the Internal Company System)

PROCESSED
MAR 14 2002
THOMSON FINANCIAL

Very truly yours,

M. Shinagawa

Mamoru Shinagawa
Manager
Investor Relations Section, Finance Department
Sumitomo Metal Industries, Ltd.

cc: The Bank of New York

Alliance between Nippon Steel and Sumitomo Metals

Nippon Steel Corporation (place of business: Chiyoda-ku, Tokyo; President: Akira Chihaya) and Sumitomo Metal Industries, Ltd (place of business: Chuo-ku, Osaka City; President: Hiroshi Shimozuma) have agreed today that they will pursue collaboration to improve their competitiveness. The two companies will set up a "Cooperation Promotion Committee (provisionally named)" consisting of members from both companies to explore specific areas for alliance.

Anticipating future changes in steel demand and growing international competition, this collaboration aims to provide both Nippon Steel and Sumitomo Metals with benefits through implementation of the alliance.

Areas for alliance that the two companies have agreed to study follow below. Other areas could be added if future discussions determine they would be advantageous to both companies.

【Areas of the Alliance】

1. Mutual support in iron & steel making and down-stream departments

   ① Sumitomo Metals plans to study on structural reform of production system at Wakayama Works for flat products, in order to improve competitiveness of its steel business dramatically. Nippon Steel will study jointly with Sumitomo Metals possible cooperation for the above reform to be conducted by Sumitomo Metals.

   ② In connection with the above study, Sumitomo Metals intends to study on effective utilization of iron-making and steel-making facilities at Wakayama Works and Nippon Steel will collaborate with Sumitomo Metals on that study.

   ③ Both companies will study on mutual supply of iron/steel during blast furnace refurbishment and case of emergency, and mutual supply of products at down-stream departments as the need arises.

2. Collaboration in stainless steel flat products business

Both companies will study structures and measures for strengthening profitability of stainless steel flat product business including forming a joint venture therefor.

3. Study on mutual cooperation in further cost-cutting endeavors in the following areas;

①Transportation of steel products
The two companies will pursue mutual collaboration in effective utilization of transit bases, ships, trucks and so forth.

②Raw materials procurement
The two companies intend to cooperate to reduce cost of raw materials procurement and storage of inventories.

③Cooperation between nearby places of operation
The two companies (including their affiliated companies) plan to cooperate in cutting various costs related to the operation of the steel works between their nearby places of operation (Kimitsu Works / Kashima Works).

Through the study and execution of cooperation in the above areas, Nippon Steel and Sumitomo Metals remain competitors as independent companies, and at the same time build cooperative relationships that strengthen their competitive edge.

February 27, 2002
Sumitomo Metal Industries, Ltd.

Organizational Change Following the Introduction of the Internal Company System

Based on the "Managemnt Plan for 'Revolution and Rebirth'" devised on April 2001, our company has been proceeding with management reform. With respect to one of the plan's major measures, "the strengthening of our company structure in order to possibly shift to a 100% holding company," we decided to introduce as a first step the Internal Company System (hereinafter "the Company System") starting April 1 of this year and to also establish a new organization as follows:

As for the transition to the 100% holding company system, we will synthesize all factors including the changes in the related laws and the management environment and determine the most appropriate timing. The Company System will enable us to implement a prompt management reform through applying the standard management system to each internal company and improve management environment for a smooth transition to the 100% holding company system.

Outline of the Company System

(1) Our operation will be reorganized into four separate companies, steel sheet, plate, titanium, structural steel company, tublar products company, railway, automotive & machinery parts company, and engineering company. Also, the headquarters/research department will be added to these companies to complete our new organization.

(2) Each company will construct a business operation system that integrates production and sales in each operational area. The new system will ensure that each company takes responsibility for the consolidated results and cash flow. Also, each company will strengthen its customer handling capabilities in compliance with each operational characteristics and aim to achieve a flexible management system.

(3) The headquarters will be responsible for the strategic facility, including the distribution of management resources and the optimization of operational portfolios, for our entire group which includes the above four companies, Sumitomo Metals (Kokura),Ltd., Sumitomo Metals (Naoetsu),Ltd. (both have recently become independent companies), and their affiliated companies. Also, the research department will centralize all management resources, such as research workers and equipment, and proceed with research for our entire group. The Corporate Research & Development Laboratories will be managed as an independent organization separate from the other companies.